Mail Stop 0407

      							April 15, 2005

Via U.S. Mail and Fax
Mr. Thomas Frank
Chief Financial Officer
Nobel Learning Communities, Inc.
1615 West Chester Pike
Suite 200
West Chester, PA 19382-6223

	RE:	Nobel Learning Communities, Inc.
      Form 10-K for the fiscal year ended July 3, 2004
		Filed September 15, 2004

Form 10-Q for the quarter ended January 1, 2005
		File No. 000-27024

Dear Mr. Frank:
      We have reviewed your supplemental response letter dated
April
11, 2005 as well as the above referenced filings and have the following comments. As noted in our comment letter dated February 25, 2005, we have limited our review to your financial statements and related disclosures and will make no further review of your documents. As such, all persons who are responsible for the adequacy and accuracy of the disclosure are urged to be certain that they have included all information required pursuant to the Securities Exchange
Act of 1934.

Form 10-K for the year ended July 3, 2004

1. We note your responses to our previously issued comments 8 &
12.
It is still unclear to us how you determined your operating segments and reporting units under the guidance of SFAS 131 and SFAS 142.
In
this regard, please address the following items:

* Clarify for us who you have identified as your chief operating decision maker and segment managers, as defined by paragraphs 12 and
14 of SFAS 131, respectively.
* To further assist us in our understanding of your operations, please provide us with an organizational chart of the company that identifies the various levels of management and summarizes their responsibilities.
* Please provide us with an example of all reports that are reviewed by your chief operating decision maker and segment management.
* Please clarify your statement that "operating results for all schools are reviewed by management monthly by school..." Tell us who reviews these results and whether they are reviewed by either the chief operating decision maker or segment management. In light of this information, tell us why you believe that each school is neither an operating segment nor a reporting unit.

*    *    *    *

      Please respond to these comments within 10 business days or tell us when you will provide us with a response. You may contact Adam Washecka, Staff Accountant, at (202) 824-5569 or Melissa Hauber,
Senior Staff Accountant, at (202) 942-2858 if you have questions regarding comments on the financial statements and related matters.
Please contact me at (202) 942-1990 if you have any other questions.


							Sincerely,



							Larry Spirgel
							Assistant Director




??

??

??

??

Mr. Thomas Frank
Nobel Learning Communities, Inc.
April 15, 2005
Page 2